Points International Announces Changes to Board of Directors

TORONTO, August 29, 2006 - Points International Ltd. (PIL) (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—announced today a change in the composition of its board of directors.

Points Investments, Inc. -- a wholly-owned subsidiary of IAC/InterActiveCorp - has, effective today, exercised its right to replace Richard Kang and Sean Moriarty on the board of Points International with Michael Kestenbaum, Director, M&A at IAC/InterActiveCorp, and Brendan Ross, President of ReserveAmerica. As the holder of the Series Two Preferred Share and the Series Four Preferred Share in the capital of Points International Ltd., Points Investments, Inc. has the exclusive right to elect up to three directors to the board of the corporation.

“We want to thank Sean and Richard for their hard work and dedication,” said Douglas Carty, chairman of the board of Points International. “And we are looking forward to a long and productive relationship with Michael and Brendan.”

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com.